     Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

The following update was posted to The Gillette Company’s internal web site:

Fielding the Best Team

A couple of weeks ago, a P&G/Gillette Transition Team update outlined the guiding principles for the integration process. One key principle is fielding the best team. Completing this work will be a critical factor in the ultimate success of our future Company.

So what does “fielding the best team” mean?

It means we will create a stronger, more capable organization from the combined talents of P&G and Gillette. Importantly, we will do this while still building our current business. We’ll do this work in a way that allows us to:

  Maintain continuity of talent in both organizations, at and after the date of the merger
  Minimize the loss of talent in any part of P&G or Gillette and where possible, increase the diversity of company talent going forward,
  Look for opportunities to integrate Gillette talent within P&G
  Identify and retain employees needed during the transition process

As we move forward with the merger, we will bring “fielding the best team” to life. Senior leaders from P&G and Gillette are already meeting in “top-to-top” discussions to focus on the following elements:

1. Transfer key Gillette talent into P&G’s organization.

     This will:

  Retain continuity of key leadership and resources to support the ongoing business
  Provide positions, as appropriate and available, for high performers, technical masters and institutional knowledge-holders
  Incorporate the best of Gillette, including its unique business knowledge, technical mastery and culture, into the ongoing operations of P&G.
  Provide Gillette employees and leaders opportunities to learn the P&G business

2. Place a small number of P&G employees into the Gillette organization.

     These people will:

  Learn the Gillette business from Gillette managers
  Foster the transfer of P&G learning and perspectives to Gillette.

  Supplement Gillette talent in leadership roles

3. Create capacity within P&G to absorb Gillette people.

     To accomplish this, we will:

  Identify current and anticipated vacancies within P&G, looking first to fill these positions with Gillette or other P&G employees before hiring externally
  Identify opportunities for filling gaps in P&G’s "bench strength" by adding Gillette employees and leaders
  Identify positions for which Gillette employees have stronger qualifications than incumbents

When we announced the proposed merger in January, we estimated there would be reductions of approximately 6,000 employees, or 4%, of the combined workforce of 140,000. These reductions could occur anywhere in the P&G or Gillette organizations, not just in areas of overlap.

All employees affected by the workforce reduction will be notified as soon as possible, although much of this work cannot progress until the merger closes. Also, the staffing work is likely to move forward on different timings based on organization, function and geography. To the extent possible, employees will be given another employment option to pursue. Those who will not have positions within the company will be provided appropriate notice and severance. There will be no employee-initiated separation program.

Within the next month, we expect to announce those senior Gillette managers who have accepted roles in the post-merger P&G organization. These managers will, in turn, work with their P&G colleagues to identify further opportunities to “field the best team.” In addition, our goal is to notify all employees of their employment status within six months of the closing. This work excludes P&G and Gillette manufacturing operations. They will continue to follow their normal staffing processes.

We will work as quickly as possible to minimize the disruptions to employees, their families and the business. We’ll conduct this process in the fairest and most respectful way possible, and in compliance with all relevant employment laws, regulations and legal obligations to works councils.

People will always be our most important asset. That‘s why our staffing plans are among the highest-priority integration work. We are committed to finding and keeping the best talent in every function, operation and geography. By fielding the best possible team, we will be able to recognize our shared vision of being the best consumer products company in the world.

Ned Guillet
Senior Vice President, Human Resources

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.